James D. Evans jevans@fenwick.com | 206.389.4559

March 29, 2021

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney
Craig Wilson, Senior Advisor
Laura Veator, Staff Accountant

Re:	Compass, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 23, 2021
File No. 333-253744

Ladies and Gentlemen:

We are submitting this letter on behalf of Compass, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 25, 2021 (the “Letter”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-253744) originally filed by the Company with the Commission on March 1, 2021, and as amended on March 23, 2021 (the “Registration Statement”). Concurrently herewith, we are transmitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Amendment No. 2 to update certain other disclosures. Capital terms used and not otherwise defined herein have the same meanings as specified in Amendment No. 2.

Amendment No. 1 to Form S-1 filed March 23, 2021

Risk Factors

We may not be able to maintain or establish relationships with multiple listing services and third- party listing services..., page 25

1.	Please explain the anticompetitive practices that underlie your complaint against the Real Estate Board of New York and disclose if they have had, or may have, a material impact on the company.

Securities and Exchange Commission

March 29, 2021

  The Company advises the Staff that, in its complaint, it alleged that the Real Estate Board of New York (“REBNY”) violated antitrust laws by conspiring with two other New York brokerages to seek to prevent or slow the Company’s ability to recruit agents representing property owners in Manhattan and certain adjacent areas of Queens and Brooklyn. The Company further alleged that, to advance this strategy, REBNY adopted a punitive rule that interferes with the ability of new agents who join the Company from another brokerage to interact with their existing clients (even in cases where the clients initiate contact with the Company agent).

  Notwithstanding the above, the Company does not believe the alleged conduct has had, or is likely to have, a material impact on the Company as a whole, and has revised its disclosure on page 25 of Amendment No. 2 accordingly.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

16. Subsequent Events

17. Subsequent Events (Unaudited), page F-50

2.

Please disclose the estimated unrecognized compensation expense associated with your equity awards issued subsequent to December 31, 2020, if material for the periods over which it will be recognized. Refer to ASC 855-10-50-2.

  In response to the Staff’s comment, the Company has revised its disclosure on page F-51 of Amendment No. 2.

  Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559, or, in my absence, Ran Ben-Tzur, at (650) 335-7613.

Sincerely,

/s/ James D. Evans

James D. Evans

Partner

cc: Via E-mail

      Kristen Ankerbrandt, Compass, Inc. (w/o enclosures)

      Brad Serwin, Compass, Inc. (w/o enclosures)

      Scott Wahlers, Compass, Inc. (w/o enclosures)

      Michael Esquivel, Fenwick & West LLP (w/o enclosures)

      Ran Ben-Tzur, Fenwick & West LLP (w/o enclosures)

      Morgan Sawchuk, Fenwick & West LLP (w/o enclosures)

      Michael Shaw, Fenwick & West LLP (w/o enclosures)